Mail Stop 4561

May 17, 2007

Mr. James A. MacLennan
Executive Vice President and Chief Financial Officer
Lodgian, Inc.
3445 Peachtree Road N.E., Suite 700
Atlanta, GA 30326

> **Re: Lodgian, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 001-14537**

Dear Mr. MacLennan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

EBITDA, page 52

1.   We note that you have presented EBITDA as a non-GAAP performance measure and have reconciled the measure to income (loss) from continuing operations. Please tell us how you have complied with Item 10(e) of Regulation S-K and your

consideration of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

Financial Statements

Note 3 – Discontinued Operations, page F-19

2.   Please advise us of the facts and circumstances resulting in the gain you recognized from the extinguishment of debt. Please include the nature of the debt and identify the creditor in your response. Also, describe the terms under which you were released from these obligations. Finally, explain how you considered paragraph 16 of SFAS 140 in recognizing a gain on this transaction.

Exhibits

Exhibits 31.1 and 31.2

3.   We note that you refer to the "Annual Report" in paragraphs 2, 3 and 4 of your certifications. Please confirm to us that you will revise, in all future filings, to refer to the "report," rather than the "annual report" or "quarterly report," consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

4.   Please confirm to us that you will revise, in all future filings, to include the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d), consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

5.   Please confirm to us that you will revise, in all future filings, to include the language "(or persons performing the equivalent functions)" in the introductory language of paragraph 5, consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief